Exhibit 99.1

IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM ANNOUNCES RECEIPT OF NASDAQ NOTICE

Athens, Greece, June 24, 2022 – Imperial Petroleum Inc. (Nasdaq: IMPP) (the “Company”) announced today that it has received written notification from The Nasdaq Stock Market (“Nasdaq”) dated June 17, 2022, indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days, from May 5, 2022 to June 16, 2022, was below the minimum $1.00 per share bid price requirement for continued listing on The Nasdaq Capital Market, the Company is not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance is 180 days, or until December 14, 2022.

The Company intends to monitor the closing bid price of its common stock during this grace period and will consider its options in order to regain compliance with The Nasdaq Capital Market minimum bid price requirement. The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. In the event the Company does not regain compliance within the 180-day grace period and it meets all other listing standards and requirements, the Company may be eligible for an additional 180-day grace period.

The Company intends to cure the deficiency within the prescribed grace period. During this time, the Company’s common stock will continue to be listed and trade on The Nasdaq Capital Market. The Company’s business operations are not affected by the receipt of the notification.

ABOUT IMPERIAL PETROLEUM INC.

Imperial Petroleum Inc. is a ship-owning company providing petroleum product and crude oil seaborne transportation services. The Company owns a total of eight tanker vessels; five M.R. product tankers, one Aframax oil tanker and two Suezmax tankers with a total capacity of approximately 682,000 deadweight tons (dwt). Imperial Petroleum Inc.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP”, respectively.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: the completion of the acquisition the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission.

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

00-30-210-6250-001

E-mail: fs@Imperialpetro.com

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